EXHIBIT 99.1

Addex mGlu2 PAM Program to Advance into Epilepsy Phase 2a Proof of Concept Clinical Study

Study with JNJ-40411813 (ADX71149) will treat first epilepsy patients in early 2021

Geneva, Switzerland, June 16, 2020 – Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today announced that the selective metabotropic glutamate type 2 (mGlu2) receptor positive allosteric modulator (PAM), JNJ-40411813 (ADX71149), will advance into a Phase 2a proof of concept study in patients with epilepsy. The multi-center study is scheduled to begin dosing patients in the United States early 2021. Janssen Pharmaceuticals, Inc., part of the Janssen Pharmaceutical Companies of Johnson & Johnson, is responsible for the clinical development and commercialization of JNJ-40411813 (ADX71149) under the terms of a licensing agreement with Addex.

Glutamate is the primary excitatory neurotransmitter in the brain and plays a key role in the initiation and spread of seizures. When activated, the mGlu2 receptor decreases the release of glutamate and consequently helps to maintain neurotransmitter balance. In the presence of agonist-induced activation, positive allosteric modulation of mGlu2 receptors could result in the normalization of the excessive glutamate release seen during a seizure.

“The decision of Janssen to advance ADX71149 into a Phase 2 clinical study is an exciting development and an important achievement for us,” said Tim Dyer, CEO of Addex. “Addex now has two active clinical programs with a number of significant value creating milestones ahead, two major collaborations with pharma and a pipeline of earlier-stage programs that are moving rapidly towards the clinic.”

The multi-center study will assess the efficacy, safety, tolerability and pharmacokinetics of adjunctive JNJ-40411813 (ADX71149) administration in patients with focal onset seizures with suboptimal response to levetiracetam. The primary objective of the study is to evaluate the efficacy of JNJ-40411813 (ADX71149) using a time-to-event endpoint.

“Preclinical studies in epilepsy models have demonstrated a strong synergistic anti-epileptic effect of ADX71149 and levetiracetam when given in combination,” said Robert Lütjens, Head of Discovery Biology of Addex. “We are now looking forward to testing this hypothesis in the clinic, as this represents a completely novel approach based on a rational polypharmacy concept.”

About the Agreement
Under the research collaboration and license agreement, Addex granted Janssen an exclusive worldwide license to develop and commercialize mGlu2 PAM compounds. Addex is eligible for up to a total of €109 million in success-based development and regulatory milestone payments. In addition, Addex is eligible for low double-digit royalties on net sales of compounds developed under the agreement.

About Addex Therapeutics

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is scheduled to enter a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID). In parallel, dipraglurant's therapeutic use in dystonia is being investigated in preclinical models. Addex's second clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM) is being developed in collaboration with Janssen Pharmaceuticals, Inc for the treatment of epilepsy. In addition, Addex’s GABAB PAM program has been licensed to Indivior PLC for the treatment of addiction. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders.

Press Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 Email: PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Forward Looking Statements
Certain statements made in this announcement are forward-looking statements including with respect to the creation of a trading market for ADSs representing the Company's shares in the United States. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions securityholders and prospective securityholders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.